Exhibit 99.1

DHT Holdings, Inc. fourth quarter and full year 2014 results

HAMILTON, BERMUDA, January 28, 2015 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

Financial and operational highlights:
USD mill. (except per share)
	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	2014	2013
Net Revenue1	47.3	21.8	14.5	17.9	27.8	101.5	61.6
EBITDA	25.6	5.8	1.6	7.6	18.9	40.6	27.2
Net Income1	28.5	(7.1)	(8.1)	(0.5)	11.5	12.9	(4.1)
EPS2	0.31	(0.10)	(0.12)	(0.01)	0.48	0.18	(0.24)
Interest bearing debt	661.3	640.7	204.4	205.4	156.4	661.3	156.4
Cash	166.7	134.4	146.2	220.0	126.1	166.7	126.1
Dividend3	0.05	0.02	0.02	0.02	0.02	0.11	0.08
Fleet (dwt)4	6,709,560	6,709,560	4,499,720	4,179,670	1,776,349	6,709,560	1,776,349
Spot exposure5	61.4%	61.0%	61.3%	44.2%	41.7%	58.2%	69.8%
Unscheduled off hire5	0.15%	0.53%	0.29%	1.69%	0.83%	0.55%	0.61%
Scheduled off hire5	0%	3.7%	3.3%	4.6%	0	2.4%	1.13%

Highlights of the quarter:

•	EBITDA for the quarter of $25.6 million. Net income for the quarter of $28.5 million ($0.31 per share) including reversal of prior impairment charges of $31.9 million.

•	The Company will pay a dividend of $0.05 per common share for the quarter payable on February 19, 2015 for shareholders of record as of February 10, 2015.

•	In December the Company completed the refinancing of three of Samco’s four credit facilities and the 50% debt financing of the DHT Condor.

•
Subsequent to the acquisition of Samco, DHT now has a fleet of 20 VLCCs (including six VLCCs under construction at Hyundai Heavy Industries), two Suezmaxes and two Aframaxes as well as a 50% ownership in Goodwood Ship Management. For more details on the fleet, please refer to our web site: http://dhtankers.com/index.php?name=About_DHT%2FFleet.html.

1 Net of voyage expenses. Q4 2013 and 2013 includes $15.4 million in payment from Citigroup related to final settlement of sale of OSG claim.
2 EPS is calculated assuming all preferred shares issued on November 29, 2013 had been exchanged for common stock.
3 Per common share.
4 Q1-Q4 2014 and 2014 include six newbuildings totaling 1,799,400 dwt to be delivered in 2015/2016.
5 As % of total operating days in period.

Fourth Quarter 2014 Financials
We reported shipping revenues for the fourth quarter of 2014 of $72.9 million compared to shipping revenues of $30.9 million in the fourth quarter of 2013. The 2013 period included $15.4 million related to the sale of the OSG claim.  The increase from the 2013 period to the 2014 period is due to an increase in the fleet including the addition of seven vessels through the Samco acquisition from September 17, 2014 as well as a stronger market.

Voyage expenses for the fourth quarter of 2014 were $25.6 million, compared to voyage expenses of $3.1 million in the fourth quarter of 2013. The increase was mainly due to an increase in the number of vessels operating in the spot market.

Vessel operating expenses for the fourth quarter of 2014 were $14.7 million, compared to $6.6 million in the fourth quarter of 2013. The increase was due to an increase in the fleet.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $19.1 million for the fourth quarter 2014, compared to $6.5 million in the fourth quarter of 2013. The increase was due to an increase in the fleet.

As a result of the improvement in the tanker markets and the increase in vessel values, the Company adjusted the carrying value of its fleet through a reversal of previously recognized impairment charges totaling $31.9 million.

General & administrative expense (“G&A”) for the fourth quarter 2014 was $7.0 million compared to $2.3 million in the fourth quarter of 2013. The G&A for the fourth quarter of 2014 is impacted by an additional accrual of $3.4 million related to incentive compensation.

Net financial expenses for the fourth quarter of 2014 were $9.8 million compared to $0.8 million in the fourth quarter of 2013. The increase from the 2013 period is due to an increase in debt related to vessels acquired, the issue of the $150 million convertible senior notes in September 2014 and costs relating to the refinancing of the three Samco credit facilities in December 2014.

We had net income in the fourth quarter of 2014 of $28.5 million, or $0.31 per diluted share, compared to net income of $11.5 million, or $0.48 per diluted share in the fourth quarter of 2013. The 2014 period included a $31.9 million reversal of prior impairment charges and the 2013 period included $15.4 million in revenue related final settlement of sale of the OSG claim.

Net cash provided by operating activities for the fourth quarter of 2014 was $17.6 million compared to $7.4 million for the fourth quarter 2013.  The increase is mainly due to higher freight rates in the 2014 period and changes in working capital.

Net cash used in investing activities for the fourth quarter of 2014 was $1.6 million related to vessel capital expenses. Net cash used in investing activities for the fourth quarter of 2013 was $37.1 million related to pre-delivery installments for VLCC newbuildings ordered.

Net cash provided by financing activities for the fourth quarter of 2014 was $16.3 million, compared to $105.8 million for the prior-year period. In the fourth quarter of 2014 we completed the refinancing of three of four Samco credit facilities and financed the DHT Condor with a credit facility generating net proceeds of $295.6 million after expenses.  Total repayment of long term debt in the fourth quarter including the repayment related to the refinancing of the three Samco credit facilities amounted to $277.8 million. In the fourth quarter of 2013 we completed a private placement of shares generating net proceeds of $106.1 million after expenses.

We declared a cash dividend of $0.05 per common share for the fourth quarter of 2014 payable on February 19, 2015 for shareholders of record as of February 10, 2015.

We monitor our covenant compliance on an ongoing basis. As of the date of our most recent compliance certificates submitted for the fourth quarter of 2014, we remain in compliance with our financial covenants.

2014 Financials
We reported shipping revenues for 2014 of $150.8 million compared to shipping revenues of $87.0 million in 2013. The increase was due to a larger fleet as well as a stronger market off set by the $15.4 million related to the sale of the claim against OSG recorded as shipping revenues in 2013.

Voyage expenses for 2014 were $49.3 million compared to voyage expenses of $25.4 million in 2013. The increase was mainly due to more vessels trading in the spot market.

Vessel operating expenses in 2014 were $42.8 million, compared to $24.9 million in 2013. The increase was mainly due to an increase in the fleet.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $45.1 million in 2014, compared to $26.2 million in 2013. The increase was due to an increase in the fleet.

As a result of the improvement in the tanker markets and the increase in vessel values, the Company adjusted the carrying value of its fleet in the fourth quarter of 2014 through a reversal of prior impairment charges totaling $31.9 million.

G&A for 2014 was $18.1 million compared to $8.8 million in 2013. The increase in G&A in 2014 reflects high level of activity during the period in connection with the acquisition of Samco, equity offerings, acquisition of vessels, business development, ordering of newbuildings and an additional accrual of $3.4 million in the fourth quarter of 2014 related to incentive compensation.

Net financial expenses for 2014 were $14.4 million compared to $4.9 million in 2013. The increase from 2013 is due to an increase in debt related to vessels acquired, the issue of the $150 million convertible senior notes in September 2014 and costs relating to the refinancing of the three Samco credit facilities in December 2014 amounting to $1.1 million that have been charged to financial cost in the fourth quarter of 2014 off-set by a total of $1.4 million in unamortized fees on the original loan and fees and legal cost related to the amendment of the RBS Credit Agreement in 2013. 2014 includes $1.2 million in non-cash interest expenses related to the $150 million convertible senior notes issued in September 2014.

We had net income in 2014 of $12.9 million, or $0.18 per diluted share, compared to a loss of $4.1 million, or $0.24 per diluted share in 2013.

Net cash provided by operating activities in 2014 was $30.6 million compared to $23.1 million in 2013.  The increase is mainly due to higher net income in the 2014 period and changes in working capital.

Net cash used by investing activities in 2014 was $551.3 million mainly related to the net investment in Samco of $256.3 million, the acquisition of three VLCCs totaling $148.0 million, pre-delivery installments of $133.9 million related to VLCC newbuildings ordered and capital expenses related to drydockings totaling $8.9 million. Net cash used by investing activities in 2013 was $16.9 million mainly related to investment in vessels of $39.2 million offset by sale of a vessel totaling $22.2 million.

As of December 31, 2014, the Company had made $171.0 million in predelivery payments related to the six newbuilding contracts entered into in December 2013 and January and February 2014.  The remaining predelivery payments totaling $114.0 million are due in 2015. The final payments at delivery of the vessels totaling $288.1 million is planned to be funded with debt financing of which $190.4 million related to four of the newbuildings has been secured. The Company views the debt market as favorable and will pursue debt financing for the remaining two vessels in due course.

Net cash provided by financing activities for 2014 was $561.3 million compared to $48.6 million in 2013. In the first quarter of 2014 we completed a registered direct offering of 30,300,000 shares generating net proceeds of $215.7 million after expenses and issued long term debt of $47.4 million. In the third quarter of 2014 we completed a registered direct offering of 23,076,924 shares generating net proceeds of $144.6 million after placement agent fees and expenses and we issued convertible senior notes generating net proceeds of $145.9 million after placement agent fees and expenses. In the fourth quarter of 2014 we completed the refinancing of three of the four Samco credit facilities and financed the DHT Condor with a credit facility generating net proceeds of $295.6 million after expenses.  Total repayment of long term debt in 2014 including the repayment related to the refinancing of the three Samco credit facilities amounted to $281.8 million. In the fourth quarter of 2013 we completed a private placement of shares generating net proceeds of $106.1 million after expenses. In 2013 we made repayment of long-term debt totaling $56.3 million.

As of December 31, 2014, our cash balance was $166.7 million, compared to $126.1 million as of December 31, 2013.

As of December 31, 2014, we had 92,510,086 shares of our common stock outstanding compared to 29,040,975 as of December 31, 2013.  The increase is mainly a result of the issue of 30,300,000 shares of common stock and the exchange 97,579 Series B Participating Preferred Stock into 9,757,900 shares of common stock during the first quarter of 2014 and the issue of 23,076,924 shares of common stock during the third quarter of 2014.

Reconciliation of Non-GAAP financial measures ($ in thousands)

	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	2014	2013
Reconciliation of Net Revenue and EBITDA

Shipping revenues	72,853	34,067	19,368	24,500	30,943	150,789	87,012
Voyage expenses	(25,570)	(12,253)	(4,873)	(6,638)	(3,148)	(49,333)	(25,400)
Net Revenue	47,283	21,815	14,495	17,863	27,795	101,455	61,612

Vessel operating expenses	(14,712)	(10,414)	(10,094)	(7,541)	(6,583)	(42,761)	(24,879)
Profit /( loss), sale of vessel	-	-	-	-	-	-	(669)
General and administrative expenses	(6,968)	(5,569)	(2,793)	(2,731)	(2,332)	(18,062)	(8,827)
EBITDA	25,603	5,832	1,607	7,590	18,881	40,632	27,236

EARNINGS CONFERENCE CALL INFORMATION
DHT will host a conference call at 8:00 a.m. EST on Thursday January 29, 2015 to discuss the results for the quarter.  All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling 1 646 254 3371 within the United States, 23500485 within Norway and +44 20 3427 1930 for international callers. The passcode is “DHT”.  A live webcast of the conference call will be available in the Investor Relations section on DHT’s website at http://www.dhtankers.com.

An audio replay of the conference call will be available through February 5, 2015.  To access the replay, dial 1 347 366 9565 within the United States, 21000498 within Norway or +44 20 3427 0598 for international callers and enter 8510023# as the pass code.

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC, Suezmax and Aframax segments. We operate through our integrated management companies in Oslo, Norway and Singapore. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

Forward Looking Statements

This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 3, 2014.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Eirik Ubøe, CFO
Phone: +1 441 299 4912 and +47 412 92 712
E-mail: eu@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014

DHT HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)
($ in thousands except per share amounts)

ASSETS	Note	December 31, 2014	December 31, 2013
Current assets
Cash and cash equivalents		$166,684	126,065
Accounts receivable and accrued revenues	9	28,708	16,951
Prepaid expenses		972	230
Bunkers, lube oils and consumables		15,906	2,825
Total current assets		$212,271	146,072

Non-current assets
Vessels and time charter contracts	6	$988,168	263,142
Advances for vessels under construction	6	174,496	37,095
Other property, plant and equipment		463	291
Investment in associated company		2,697	-
Total non-current assets		$1,165,825	300,527

Total assets		$1,378,095	446,599

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses		$29,999	3,529
Derivative financial liabilities		3,518	-
Current portion long term debt	5	31,961	-
Deferred shipping revenues		2,428	2,271
Total current liabilities		$67,906	5,800

Non-current liabilities
Long term debt	5	$629,320	156,046
Derivative financial instruments		6,019	-
Total non-current liabilities		$635,339	156,046

Total liabilities		$703,245	161,846

Stockholders’ equity
Stock	7,8	$925	291
Additional paid-in capital	7,8	873,522	492,027
Accumulated deficit		(204,011)	(210,682)
Translation differences		(296)	-
Other reserves		4,712	3,118
Total stockholders equity		$674,851	284,753

Total liabilities and stockholders’ equity		$1,378,095	446,599

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands except per share amounts)

		Q4 2014	Q4 2013	12 months 2014	12 months 2013
	Note	Oct. 1 - Dec. 31, 2014	Oct. 1 - Dec. 31, 2013	Jan. 1 - Dec. 31, 2014	Jan. 1 - Dec. 31, 2013
Shipping revenues		$72,853	30,943	$150,789	87,012

Operating expenses
Voyage expenses		(25,570)	(3,148)	(49,333)	(25,400)
Vessel operating expenses		(14,712)	(6,583)	(42,761)	(24,879)
Depreciation and amortization	6	(19,078)	(6,475)	(45,124)	(26,230)
Reversal of impairment charges	6	31,900	-	31,900	-
Profit / (loss), sale of vessel		-	-	-	(669)
General and administrative expense		(6,968)	(2,332)	(18,062)	(8,827)
Total operating expenses		$(34,427)	(18,538)	$(123,381)	(86,005)

Operating income		$38,426	12,405	$27,408	1,007

Share of profit from associated companies		76	-	86	-
Interest income		67	65	409	182
Interest expense		(9,346)	(963)	(14,286)	(4,784)
Fair value gain/(loss) on derivative financial instruments		507	0	507	-
Other financial income/(expenses)		(1,139)	119	(1,150)	(325)
Profit/(loss) before tax		$28,591	11,626	$12,973	(3,919)

Income tax expense		(115)	(168)	(86)	(207)
Net income/(loss) after tax		$28,475	11,458	$12,887	(4,126)
Attributable to the owners of parent		$28,475	11,458	$12,887	(4,126)

Basic net income/(loss) per share		0.31	0.48	0.18	(0.24)
Diluted net income/(loss) per share		0.31	0.48	0.18	(0.24)

Weighted average number of shares (basic)		92,510,086	23,695,897	73,147,668	17,541,310
Weighted average number of shares (diluted)		92,558,248	23,751,097	73,210,337	17,555,110

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Profit for the period		$28,475	11,458	$12,887	(4,126)

Other comprehensive income:
Items that will not be reclassified to income statement:
Remeasurement of defined benefit obligation (loss)		(204)	(113)	(204)	(113)
Total		$(204)	(113)	$(204)	(113)
Items that may be reclassified to income statement:
Exchange gain (loss) on translation of foreign currency denominated associate and subsidiary		(220)	-	(296)	-
Total		$(220)	-	$(296)	-

Other comprehensive income		$(424)	(113)	$(500)	(113)

Total comprehensive income for the period		$28,051	11,345	$12,387	(4,239)

Attributable to the owners of parent		$28,051	11,345	$12,387	(4,239)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q4 2014	Q4 2013	12 months 2014	12 months 2013
	Note	Oct. 1 - Dec. 31, 2014	Oct. 1 - Dec. 31, 2013	Jan. 1 - Dec. 31, 2014	Jan. 1 - Dec. 31, 2013

Cash flows from operating activities:
Net income / (loss)		28,475	11,458	12,887	(4,126)
Items included in net income not affecting cash flows:					-
Depreciation	6	19,078	6,518	45,124	26,939
Reversal of impairment charges	6	(31,900)	-	(31,900)	-
Amortization		1,271	-	1,875	-
(Profit) / loss, sale of vessel	6	--	-	-	669
Fair value (gain) / loss on derivative financial instruments		(216)	-	(507)	(772)
Translation differences		76	-	-	-
Compensation related to options and restricted stock		1,027	469	1,597	3,118
Share of profit in associated companies		(76)	-	(86)	-
Changes in operating assets and liabilities:
Accounts receivable and accrued revenues	9	(2,329)	(2,907)	1,535	(3,075)
Prepaid expenses		1,792	(162)	(742)	255
Accounts payable and accrued expenses		(1,119)	(32)	7,577	(2,786)
Deferred income		-	(6,894)	-	-
Prepaid charter hire		(1,668)	835	156	2,117
Other non-current liabilities		-	-	-	-
Bunkers, lube oils and consumables		3,146	(1,882)	(6,895)	791
Net cash provided by operating activities		17,557	7,402	30,621	23,130

Cash flows from investing activities:
Investment in vessels		(1,651)	(37,095)	(294,789)	(39,207)
Sale of vessels		-	-	-	22,233
Investment in subsidiary, net cash	4	-	-	(256,332)	-
Investment in associated company	4	107	-	107	-
Investment in property, plant and equipment		(35)	4	(333)	29
Net cash used in investing activities		(1,578)	(37,091)	(551,347)	(16,945)

Cash flows from financing activities
Issuance of stock	7,8	(254)	106,063	360,340	106,063
Cash dividends paid	8	(1,850)	(313)	(6,012)	(1,186)
Issuance of long term debt	5	295,631	-	342,992	-
Issuance of convertible bonds	7	633	-	145,862	-
Repayment of long-term debt	5	(277,842)	-	(281,838)	(56,300)
Net cash provided by/(used) in financing activities		16,317	105,750	561,344	48,577

Net increase/(decrease) in cash and cash equivalents		32,296	76,062	40,619	54,763
Cash and cash equivalents at beginning of period		134,388	50,003	126,065	71,303
Cash and cash equivalents at end of period		166,684	126,065	166,684	126,065

Specification of items included in operating activities:
Interest paid		6,370	926	9,907	3,954
Interest received		104	81	446	213

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DHT HOLDINGS, INC.
SUMMARY CONSOLIDATED STATEMENT OF CHANGES
IN SHAREHOLDERS’ EQUITY (UNAUDITED)
($ in thousands except shares)

		Common Stock			Preferred Stock

	Note	Shares	Amount	Paid-in Additional Capital	Shares	Amount	Paid-in Additional Capital	Retained Earnings	Translation Differences		Other Reserves	Total Equity
Balance at January 1, 2013		9,140,877	$91	$336,955	369,362	$4	$49,204	$(205,258)	$		$	$180,997
Net income/(loss) after tax								(4,126)				(4,126)
Other comprehensive income								(113)				(113)
Total comprehensive income								(4,239)				(4,239)
Cash dividends declared and paid								(1,186)				(1,186)
Issue of stock		13,400,000	134	61,293	97,579	1	44,634					106,062
Exchange of preferred stock		6,349,730	63	49,144	(369,362)	(4)	(49,204)					-
Compensation related to options and restricted stock		150,368	1								3,118	3,119
Balance at December 31, 2013		29,040,975	$290	$447,392	97,579	$-	$44,634	$(210,683)		$-	$3,118	$284,753

		Common Stock			Preferred Stock

	Note	Shares	Amount	Paid-in Additional Capital	Shares	Amount	Paid-in Additional Capital	Retained Earnings	Translation Differences		Other Reserves	Total Equity
Balance at January 1, 2014		29,040,975	$290	$447,393	97,579	$1	$44,634	$(210,683)	$		$3,118	$284,753
Net income/(loss) after tax								12,887				12,887
Other comprehensive income								(204)		(296)		(500)
Total comprehensive income								12,683		(296)		12,387
Cash dividends declared and paid								(6,012)				(6,012)
Issue of stock		53,376,923	534	359,806		-						360,340
Exchange of preferred stock		9,757,900	98	44,537	(97,579)	(1)	(44,634)					-
Convertible bonds				21,787								21,787
Compensation related to options and restricted stock		334,288	3								1,594	1,597
Balance at December 31, 2014		92,510,086	$925	$873,522	-	$-	$-	$(204,011)		$(296)	$4,712	$674,851

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED DECEMBER 31, 2014

Note 1 – General information
DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The financial statements were approved by the Company’s Board of Directors (the “Board”) on January 28, 2015 and authorized for issue on January 28, 2015.

Note 2 – General accounting principles
The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2013. Our interim results are not necessarily indicative of our results for the entire year or for any future periods.

The condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these condensed financial statements are the same as presented in the 2013 audited consolidated financial statements.

These interim financial statements have been prepared on a going concern basis.

Changes in accounting policy and disclosure

New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2014 but not currently relevant to DHT (although they may affect the accounting for future transactions and events). The adoption did not have any effect on the financial statements:

IFRIC 21	Levies
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities
Amendments to IAS 36	Recoverable amount Disclosures for Non-Financial Assets
Amendments to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting

Note 3 – Segment reporting
Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon on the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

Information about major customers:
As of December 31, 2014, the Company had 18 vessels in operation; six were on fixed rate time charters, two on index based time charters and eight vessels operating in the spot market. For the period from October 1, 2014 to December 31, 2014, five customers represented $21.1 million, $14.2 million, $5.3 million, $5.2 million and $4.1 million, respectively, of the Company’s revenues. For 2014, five customers represented $22.2 million, $14.2 million, $13.9 million, $12.9 million and $12.6 million, respectively, of the Company’s revenues. For the period from October 1, 2013 to December 31, 2013, three customers, not including the $15.4 million in payment from Citigroup related to final settlement of the sale of the OSG claim, represented $3.8 million, $3.5 million, and $1.6 million, respectively, of the Company’s revenues. For 2013, three customers represented $7.6 million, $6.1 million and $5.5 million, respectively, of the Company’s revenues, not including the $15.4 million in payment from Citigroup related to final settlement of the sale of the OSG claim.

Note 4 – Business combinations

Samco Shipholding Pte. Ltd. - Singapore
On September 16, 2014 DHT Holdings Inc. acquired all the outstanding shares of Samco Shipholding Pte. Ltd. (“Samco”), a private company incorporated under the laws of the Republic of Singapore, for an estimated purchase price of $325.2 million of which $317.0 million has been paid as of December 31, 2014 including $5.0 million  that has been deposited in an escrow fund pending final determination of any purchase price adjustment following the closing. DHT used the net proceeds of its recently completed registered direct offering of common stock and concurrent private placement of convertible senior unsecured notes due 2019, plus cash on hand, to fund the acquisition.

Samco owns and operate a fleet of seven very large crude oil tankers with an average age of approximately 5.0 years. Five of the vessels are currently on time charters to oil majors. Included in the transaction was Samco’s 50% ownership in Goodwood Ship Management Pte. Ltd., a private ship management company incorporated under the laws of the Republic of Singapore.

DHT’s acquisition of Samco is part of DHT’s growth strategy by acquiring vessels or companies with high quality vessels. As a result of the acquisition, DHT now has a fleet of 20 VLCCs (including six VLCCs under construction at Hyundai Heavy Industries), two Suezmaxes and two Aframaxes.

The preliminary purchase price allocation (PPA), which was performed with assistance from third-party valuation experts, has been determined to be provisional. The purchase price allocation is provisional pending the finalization of the purchase price consideration and a final assessment of the identifiable net assets. No goodwill has at this point been identified in the transaction.

During fourth quarter the following changes have been made to the preliminary purchase price allocation presented in the interim report as of 30 September 2014:

Fair value of the net assets and liabilities acquired (Preliminary purchase price allocation):

USD ‘000	Preliminary fair values as of acquisition date included in the third quarter report	Preliminary fair values as of acquisition date

Assets
Vessels and time charter contracts	580,733	580,733
Associated company	2,764	2,764
Accounts receivables	13,387	13,349
Inventories	6,186	6,186
Cash, bank and marketable securities	60,673	60,673
Total assets	663,743	663,705

Liabilities and equity
Total shareholders’ equity	324,856	325,140
Long-term liabilities, interest-bearing	276,268	276,268
Current liabilities, interest-bearing	51,587	51,587
Accounts payable	11,032	10,710
Total liabilities and equity	663,743	663,705

Based on the above preliminary fair values as of September 16, 2014, the purchase price is estimated to $325.2 million pending final determination of any final purchase price adjustment following the closing. The transaction included a total of $60.7 million in cash from Samco.

Net estimated cash outflow on acquisition of subsidiary

Initial consideration paid in cash	317,005
Less: cash and cash equivalent balances aquired	(60,673)
Net initial cash outflow as per December 31, 2014	256,332

Estimated total consideration	325,158
Estimated additional cash consideration	8,153

Acquisition-related costs

Fees booked against G&A	2,446
Fees booked against Equity offering	6,107
Fees booked against Convertible Bond	4,138
Fees booked against loans (Samco refinancing)	560
Total	13,251

Impact of acquisition on the result of the Company

For the period from September 17 to December, 31, 2014, Samco has contributed $31.6 million to shipping revenues and a loss of $0.2 million before tax of the Company.

If the business combination had taken place at the beginning of the year, the combined shipping revenues would have been $211.8 million on a proforma basis and the combined result before tax would have been $1.9 million on a proforma basis. To arrive at the combined proforma result before tax we have made the following proforma adjustments: $11.7 million in interest expense related to the convertible note calculated using an effective interest rate method, $5.6 million related to the amortization of the fair value adjustment of Samco’s time charter contracts and $4.7 million in increased depreciation expense related to the fair value adjustments of the Samco vessels including the effect of changing the depreciation period from 25 years to 20 years in order to align the estimated economic life of the Samco vessels with DHT’s current accounting policy.

Note 5 – Interest bearing debt
As of December 31, 2014, DHT had interest bearing debt totaling $695.1 (including the $150 million convertible senior notes discussed in Note 7).  The credit facilities were as follows: $113.3 million priced at Libor+1.75%, $18.4 million priced at Libor+3.00%, $24.8 million priced at Libor+2.75%, $46.0 million priced at Libor + 3.25%, $302 million priced at Libor+2.50% and $40.7 million priced at Libor + 1.60%. As of December 31, 2014, DHT has six interest rate swaps totaling $228.9 million with maturity ranging from the second quarter of 2015 to the second quarter of 2018.  The fixed interest rate ranges from 2.43% to 4.31%.  As of December 31, 2014, the fair value of the swaps amounted to $9.5 million.

Nordea/DNB/DVB – six Samco vessels and DHT Condor
In December 2014 we entered into a credit facility in amount of $302.0 million with Nordea, DNB and DVB as lenders, and DHT Holdings, Inc. as guarantor for the re-financing of the financing of Samco Europe, Samco China, Samco Amazon, Samco Redwood, Samco Sundarbans and Samco Taiga as well as the financing of the DHT Condor.  Borrowings bear interest at a rate equal to Libor + 2.50% and are repayable in 20 quarterly installments of $5.1 million from March 2015 to December 2019 and a final payment of $199.8 million in December 2019. The credit facility is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	value adjusted* tangible net worth of $200 million
●	value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

*value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by two approved brokers).

DNB – DHT Falcon and DHT Hawk
In February 2014 we entered into a credit facility for up to $50.0 million with DNB, as lender, and DHT Holdings, Inc. as guarantor for the financing of the acquisition of the two vessels, DHT Falcon and DHT Hawk.  Borrowings bear interest at a rate equal to Libor + 3.25% and are repayable in 20 quarterly installments of $1.0 million from May 2014 to February 2019 and a final payment of $29.0 million in February 2019. The credit facility is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	value adjusted* tangible net worth of $150 million
●	value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

*value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

RBS – DHT Maritime, Inc.
In April 2013 the Company’s wholly owned subsidiary, DHT Maritime, Inc., amended its credit agreement with the Royal Bank of Scotland (“RBS”) whereby the minimum value covenant has been removed in its entirety. Furthermore, the installments scheduled to commence in 2016 have been changed from a fixed $9.1 million per quarter to a variable amount equal to free cash flow in the prior quarter – capped at $7.5 million per quarter. Free cash flow is defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between: the sum of the earnings of the vessels during the quarter and the sum of ship operating expenses, voyage expenses, estimated capital expenses for the following two quarters, general & administrative expenses, interest expenses and change in working capital. The next scheduled installment would at the earliest take place in Q2 2016. In April 2013 the Company made a prepayment of $25 million and the margin has increased to 1.75%. DHT Maritime’s financial obligations under the credit agreement are guaranteed by DHT Holdings, Inc.

DHT Phoenix and DHT Eagle
In March 2012 we entered into agreements to amend the credit agreements related to DHT Phoenix and DHT Eagle. The agreements were amended whereby, upon satisfaction of certain conditions, including the prepayment of $6.7 million and $6.9 million (equal to all scheduled installments through 2014), respectively, until and including December 31, 2014: (i) the “Value-to-Loan Ratio” will be lowered from 130% to 120%; and (ii) the margin on the loans will be increased by 0.25% to 3.00% and 2.75%, respectively. These two credit facilities also contain financial covenants related to each of the borrowers as well as DHT on a consolidated basis. DHT covenants that, throughout the term of the credit agreements, DHT on a consolidated basis shall maintain unencumbered cash of at least $20 million, value adjusted tangible net worth of at least $100 million and value adjusted tangible net worth of no less than 25% of the value adjusted total assets.

Credit Agricole - Samco Scandinavia
As of December the total outstanding under the Credit Agricole credit facility is $40.7 million and there were 7 quarterly installments of $0.97 million each outstanding and a balloon payment of $33.9 million payable in December 2016. The loan bears interest at Libor plus a margin of 1.60% and includes a covenant that the charter-free value of the included vessels should be at least 120%.  In connection with the acquisition of Samco, we entered into a supplemental agreement with Credit Agricole whereby the lender provided waiver to the change of control clause related to the sale of the shares in Samco to DHT. The credit facility was amended, upon satisfaction of certain conditions, including the financial obligations under the credit facilities being guaranteed by DHT Holdings, Inc.. DHT covenants that, throughout the term of each of the credit facilities, DHT, on a consolidated basis, shall maintain:
●	value adjusted* tangible net worth of $150 million
●	value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

*value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

As of the date of our most recent compliance certificates submitted for the fourth quarter of 2014, we remain in compliance with our financial covenants.

Scheduled debt repayments including final installments at maturity (USD million)

	January 1 to March 31, 2015	2015	2016	2017	2018	Thereafter	Total
RBS Credit Facility*	-	-	-	113.3	-	-	113.3
DVB - Phoenix	0.6	1.8	15.9	-	-	-	18.4
DNB - Eagle	0.6	1.9	22.3	-	-	-	24.8
DNB - Hawk/Falcon	1.0	3.0	4.0	4.0	4.0	30.0	46.0
Nordea/DNB/DVB syndicate	5.1	15.3	20.4	20.4	20.4	220.2	302.0
Credit Agricole - Samco Scandinavia	1.0	2.9	36.8	-	-	-	40.7
Convertible Note						150.0	150.0
Total	8.3	25.0	99.4	137.7	24.4	400.2	695.1
Unamortized upfront fees bank loans and fair value adjustment							(8.4)
Difference amortized cost/notional amount convertible note							(25.4)
Total long term debt							661.3

*Commencing with the second quarter of 2016, subject to a free cash flow calculation, we will be required to pay installments under the RBS credit facility equal to free cash flow (after adjusting for capital expenditures for the next two quarters) for DHT Maritime, Inc. during the preceding quarter, capped at $7.5 million per quarter.

The Company has entered into firm commitments for the debt financing of four of its newbuildings ordered at HHI. The financing which will be drawn at delivery of the vessels equals about 50% of the contract prices with an average margin above Libor of 2.5%. The Company intends to raise debt financing for the remaining two newbuildings in due course.

Note 6 – Vessels
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel. We have performed an impairment test using the “value in use” method as of December 31, 2014.

In assessing “value in use”, the estimated future cash flows are discounted to their present value. In developing estimates of future cash flows, we must make significant assumptions about future charter rates, future use of vessels, ship operating expenses, drydocking expenditures, utilization rate, fixed commercial and technical management fees, residual value of vessels, the estimated remaining useful lives of the vessels and the discount rate. These assumptions are based on current market conditions, historical trends as well as future expectations. Estimated outflows for ship operating expenses and drydocking expenditures are based on a combination of historical and budgeted costs and are adjusted for assumed inflation. Utilization, including estimated off-hire time, is based on historical experience. The impairment test has been performed using an estimated weighted average cost of capital of 7.87%. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective. The impairment test did not result in a non-cash impairment charge in the fourth quarter of 2014. However, with respect to the six vessels with prior recorded impairment charges the Company has recorded a reversal of prior impairment charges totalling $31.9 million in the fourth quarter of 2014.

Cost of Vessels		Depreciation and impairment*
At January 1, 2013	$613,558	At January 1, 2013	$303,535
Additions	2,120	Depreciation expense	26,091
Disposals	(49,866)	Disposals	(26,956)
At December 31, 2013	$565,812	At December 31, 2013	$302,670
Additions**	727,423	Depreciation expense	44,978
Time charter contracts ***	10,680	Disposals	0
Disposals	0	Reversal of impairment	(31,900)
At December 31, 2014	$1,303,915	At December 31, 2014	$315,748

Carrying Amount
At December 31, 2013	$263,142
At December 31, 2014	$988,168

*Accumulated numbers
**Relates to the acquisition of DHT Hawk, DHT Falcon and DHT Condor, drydockings and the acquisition of Samco.
***The time charter contracts are amortized over the remaining life.

Vessels under construction
We have entered into agreements with HHI for the construction of six VLCCs with average contract price of $95.5 million including $2.3 million in additions and upgrades to the standard specification.
We have paid the first two pre-delivery installments of 20% and 10% respectively, for all six newbuildings totaling $171.0 million.

Cost of vessels under construction
At January 1, 2013	$0
Additions	37,095
Disposals	0
At December 31, 2013	$37,095
Additions	137,401
Disposals	0
At December 31, 2014	$174,496

Carrying Amount
At December 31, 2013	$37,095
At December 31, 2014	$174,496

The following table is a timeline of future expected payments and dates relating to vessels under construction as of December 31, 2014*:

Vessels under construction (USD million)	Dec. 31, 2014	Dec. 31, 2013
Not later than one year	164.2	18.5
Later than one year and not later than three years	237.9	129.8
Later than three years and not later than five years	0.0	0.0
Total	402.1	148.3

*These are estimates only and are subject to change as construction progresses.

Note 7 – Equity and Convertible Bond Offerings

Private Placement
On November 24, 2013, we entered into a Stock Purchase Agreement pursuant to which we agreed to sell approximately $110 million of our equity to institutional investors in a Private Placement (the “Private Placement”). The equity included 13,400,000 shares of our common stock and 97,579 shares of a new series of our preferred stock, the Series B Participating Preferred Stock. The closing of the Private Placement occurred on November 29, 2013, and the Private Placement generated net proceeds to us of approximately $106.1 million (after placement agent expenses, but before other transaction expenses).

We called a special meeting of our shareholders of record as of December 13, 2013 to consider an amendment to our amended and restated articles of incorporation to increase the authorized number of shares of our common stock to 150,000,000 shares and to increase the authorized number of shares of our capital stock to 151,000,000. The special meeting took place on January 20, 2014 and our stockholders voted in favor of the amendment to our amended and restated articles of incorporation, and such amendment was filed with the Republic of Marshall Islands on January 20, 2014.  As a result of such stockholder approval and the filing of such amendment, each share of our Series B Participating Preferred Stock was mandatorily converted into 100 shares of our common stock at a 1:100 ratio on February 4, 2014.

Registered Direct Offerings
On February 5, 2014 we completed a registered direct offering of 30,300,000 shares generating net proceeds of approximately $215.7 million.

On September 16, 2014 we completed a registered direct offering of 23,076,924 shares generating net proceeds of approximately $144.6 million after the payment of placement agent fees.

Convertible Senior Note Offering
On September 16, 2014 we completed a private placement of $150 million aggregate principal amount of convertible senior notes due 2019 (the “Notes”). DHT will pay interest at a fixed rate of 4.5% per annum, payable semiannually in arrears. The Notes will be convertible into common stock of DHT at any time after placement until one business day prior to their maturity. The initial conversion price will be $8.125 per share of common stock (equivalent to 18,461,538 shares of common stock), and are subject to customary anti-dilution adjustments. Net proceeds to DHT were approximately $145.9 million after the payment of placement agent fees. The value of the conversion right has been estimated to $21.8 million and has been classified as equity.

Note 8 – Stockholders equity and dividend payment

	Common stock	Preferred stock
Issued at December 31, 2014	92,510,086	-
Par value	$0.01	$0.01
Numbers of shares authorized for issue at December 31, 2014	150,000,000	1,000,000

Common stock:
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preferred stock:
Terms and rights of preferred shares will be established by the board when or if such shares would be issued.

Series B
Under the terms of the Private Placement that closed in November 2013, 97,579 shares of Series B Participating Preferred Stock, par value $0.01 per share, were designated and issued by the Company.

The Series B Participating Preferred Stock participated with the common stock in all dividend payments and distributions in respect of the common stock (other than dividends and distributions of common stock or subdivisions of the outstanding common stock) pro rata, based on each share of the Series B Participating Preferred Stock equaling 100 shares of common stock.  In addition, one share of issued and outstanding Series B Participating Preferred Stock equaled 100 shares of common stock for purposes of voting rights.

On February 4, 2014, all issued and outstanding shares of our Series B Participating Preferred Stock were mandatorily exchanged into shares of common stock at a 1:100 ratio after which the Company has no preferred shares outstanding.

Dividend payment as of December 31, 2014:
Payment date:	Total payment	Per common share
November 26, 2014	$ 1.9 million	$0.02
September 17, 2014	$ 1.4 million	$0.02
May 22, 2014	$ 1.4 million	$0.02
February 13, 2014	$ 1.4 million	$0.02
Total payment as of December 31, 2014:	$ 6.1 million	$0.08

Dividend payment as of December 31, 2013:
Payment date:	Total payment	Per common share
November 21, 2013	$ 0.3 million	$0.02
August 28, 2013	$ 0.3 million	$0.02
May 23, 2013	$ 0.3 million*	$0.02
February 19, 2013	$ 0.3 million**	$0.02
Total payment as of December 31, 2013:	$ 1.2 million	$0.08

*Total payment on May 23, 2013 includes $0.25 per Series A Participating Preferred Stock.
**Total payment on February 19, 2013 includes $0.28 per Series A Participating Preferred Stock.

Note 9 – Accounts receivable and accrued revenues
Accounts receivable and accrued revenues totaling $28.7 million as of December 31, 2014 consists mainly of earned freight not received of $21.2 million and accounts receivable of $4.6 million with no material amounts overdue.

Note 10 - Financial risk management, objectives and policies
Note 9 in the 2013 annual report on Form 20-F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash. The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 11 – Subsequent Events

Dividend
On January 28, 2015 the Board approved a dividend of $0.05 per common share related to the fourth quarter 2014 to be paid on February 19, 2015 for shareholders of record as of February 10, 2015.